OvaScience, Inc.

9 Fourth Avenue

Waltham, Massachusetts 02451

November 1, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:                          OvaScience, Inc.

Registration Statement on Form S-4 File No. 333-227547

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, OvaScience, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-4 (File No. 333-227547), as amended (the “Registration Statement”), so that it may become effective at 10:00 a.m. Washington, D.C. time on November 5, 2018, or as soon as possible thereafter.

The Company hereby authorizes Megan N. Gates, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to orally modify or withdraw this request for acceleration.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Attorney Gates at (617) 348-4443 and that such effectiveness also be confirmed in writing. Any questions regarding this request may be addressed to Attorney Gates.

Very truly yours,

OVASCIENCE, INC.

/s/ Jonathan Gillis
Jonathan Gillis
Senior Vice President, Finance

cc:                                OvaScience, Inc.

Christopher A. Kroeger., M.D., M.B.A., President and Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks, Esq.

Megan N. Gates, Esq.

Daniel A. Bagliebter, Esq.

Cooley, LLP

Miguel J. Vega, Esq.

Nicole Brookshire, Esq.